MERRILL LYNCH PROFESSIONAL CLEARING CORP.

(S.E.C. I.D. No. 8-33359)

BALANCE SHEET
December 31, 2022

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Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
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Merrill Lynch Professional Clearing Corp.
Table of Contents
December 31, 2022   **Page(s)**

Report of Independent Registered Public Accounting Firm



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Merrill Lynch Professional Clearing Corp.:

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying balance sheet of Merrill Lynch Professional Clearing Corp. (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 1, 2023

We have served as the Company's auditor since 2009.

Merrill Lynch Professional Clearing Corp.

Balance Sheet

As of December 31, 2022

(Dollars in thousands except share and per share amounts)

ASSETS		
Cash	$	22,235
Cash and securities segregated for regulatory purposes or deposited with clearing organizations		810,567
Securities financing transactions		
Receivables under resale agreements		32,905,850
Receivables under securities borrowed transactions		47,628,613
		80,534,463
Other receivables		
Customers		8,656,285
Brokers and dealers		11,901,786
Interest and other		537,171
		21,095,242
Goodwill		72,000
Other assets		8,988
TOTAL ASSETS	**$**	**102,543,495**
LIABILITIES		
Securities financing transactions		
Payables under securities loaned transactions	$	20,809,497
Other payables		
Customers		39,870,944
Brokers and dealers		20,939,884
Loans due to affiliates		11,032,816
Interest and other		750,841
		72,594,485
Commitments, contingencies and guarantees (see note 8)		
Subordinated borrowings (see note 6)		5,000,000
Total Liabilities		**98,403,982**
STOCKHOLDERS' EQUITY		
Preferred stock, $1,000 liquidation preference per share; par value $1 per share; 10,000 shares authorized; 1,215 shares issued and outstanding		1,215
Common stock, par value $1 per share; 50,000 shares authorized; 2,000 shares issued and outstanding		2
Paid-in capital		2,120,701
Retained earnings		2,017,595
Total Stockholders' Equity		4,139,513
Total Liabilities and Stockholders' Equity	**$**	**102,543,495**

The accompanying notes are an integral part of this Balance Sheet

Merrill Lynch Professional Clearing Corp.
Notes to Balance Sheet
As of December 31, 2022

1. ## Organization

    ### Description of Business
    Merrill Lynch Professional Clearing Corp. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member firm of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association and the Securities Investor Protection Corporation ("SIPC"). The Company provides prime brokerage services such as margin lending, securities financing, and clearing and settlement to broker-dealers, introducing broker-dealers and other professional trading entities on a fully disclosed basis. The Company is guaranteed by BofA Securities, Inc. ("BofAS"), a broker-dealer that owns all of the voting shares of the Company. Additionally BofAS is a wholly-owned direct subsidiary of NB Holdings Corporation ("NB Holdings"), which is a wholly-owned subsidiary of Bank of America Corporation ("Bank of America").

2. ## Summary of Significant Accounting Policies

    ### Basis of Presentation
    The balance sheet is presented in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). The balance sheet is presented in U.S. dollars.

    ### Use of Estimates
    The preparation of the Balance Sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could materially differ from those estimates and assumptions.

    ### Fair Value of Financial Instruments
    The Company had no financial instrument assets and liabilities measured at fair value on a recurring basis as of December 31, 2022.

    The Company measures the fair values of its assets and liabilities, where applicable, in accordance with accounting guidance that requires an entity to base fair value on exit price. Under this guidance, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. Under applicable accounting standards, fair value measurements are categorized into one of three levels based on the inputs to the valuation technique with the highest priority given to unadjusted quoted prices in active markets and the lowest priority given to unobservable inputs. The Company categorizes its fair value measurements of financial instruments based on this three-level hierarchy.

    Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

    Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

    Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the overall fair value of the assets or liabilities.

Assets and liabilities including segregated securities, securities financing transactions, other receivables and payables from and to customers, brokers and dealers, and affiliates, interest and other receivables and payables, and subordinated borrowings are considered level 2. Cash is considered level 1.

Income Taxes
There are two components of income tax: current and deferred. Current income tax reflects taxes to be paid or refunded for the current period. Deferred income tax results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the Balance Sheet. Deferred tax assets are also recognized for tax attributes such as net operating loss carryforwards and tax credit carryforwards. Valuation allowances are recorded to reduce deferred tax assets to the amounts management concludes are more likely than not to be realized.

Unrecognized income tax benefits (UTBs) are recognized and measured based upon a two-step model: first, a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized, and second, the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

The Company is included in the U.S. federal income tax return and certain state tax returns filed by the Parent. The method of allocating income tax expense is determined under the intercompany tax allocation agreements of Bank of America, which specify that income tax expense will be computed for all Bank of America subsidiaries generally on a separate pro forma return basis, taking into account the tax position of the consolidated group and the Company.

Under the intercompany tax allocation agreements, tax benefits associated with NOLs (or other tax attributes) of the Company are payable to the Company generally upon utilization in Bank of America's tax returns.

In addition, under these agreements, substantially all current income taxes (federal, combined and unitary state) are recorded as income tax receivable and payable due to affiliate, which are included on the Balance Sheet within Interest and other receivables, including loans due from affiliates, Interest and other payables, and Loans due to affiliates, and is settled on at least an annual basis.

In accordance with Bank of America's intercompany tax allocation agreements, any new or subsequent change in a UTB related to Bank of America's state consolidated, combined, or unitary return in which the Company is a member will generally not be reflected in the Company's Balance Sheet. However, upon resolution of the item, any significant impact determined to be attributable to the Company will be reflected in the Company's Consolidated Balance Sheet.

See Note 9 - Income Taxes for further discussion of income taxes.

Cash
The Company defines cash as demand deposits with banks or other financial institutions. The amounts recognized on the Balance Sheet approximates fair value.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations

The Company maintains relationships with clients and therefore is obligated by rules, which have been promulgated to protect client assets mandated by its primary regulators, including the SEC and the CFTC, to segregate client funds or set aside cash and/or qualified securities to satisfy these regulations. Included in *Cash and securities segregated for regulatory purposes or deposited with clearing organizations* as of December 31, 2022 there was $10.1 million cash that is considered restricted cash by the Company. In addition, the Company is a member of various clearing organizations at which it maintains cash required to conduct its day-to-day clearance activities, including clearing fund deposits held at the Options Clearing Corporation ("OCC"). The OCC maintains a clearing fund to cover possible losses in the event of default of a clearing member (see Note 8 for additional information). Substantially all amounts included in Cash and Securities segregated for regulatory purposes or deposited with clearing organizations on the Balance Sheet consist of cash deposits held at clearing organizations.

Securities Financing Transactions

All resale agreements are transacted with affiliates, accounted for as collateralized financing transactions and are recorded at their contractual amounts which approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of the instruments and/or their variable interest rates or to credit risk because the resale agreements are substantially collateralized.

The Company uses qualifying securities received as collateral for resale agreements to meet client cash segregation requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 ("SEA Rule 15c3-3"). As of December 31, 2022, the Company had $11.8 billion of U.S. Government securities segregated in a special reserve bank account in accordance with SEA Rule 15c3-3. See Note 11 for further information.

All securities borrowed and loaned transactions are transacted with affiliates and are recorded at the amount of cash collateral advanced or received. The carrying value of securities borrowed and loaned transactions approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or variable interest rates or to credit risk because securities borrowed and loaned transactions are substantially collateralized.

For securities financing transactions, the Company's policy is to monitor the fair value of the underlying securities as compared with the amount of cash advanced or received, and the Company may obtain additional collateral from or return collateral pledged to counterparties when appropriate. Securities financing agreements do not create material credit risk due to these collateral provisions and the allowance for loan losses is not material. The collateral maintenance provisions consisting of daily margining of collateral is expected to be maintained into the foreseeable future and any expected losses are assumed to not have a material impact to the Company's Balance Sheet.

All securities financing activities are transacted under master repurchase agreements or master securities lending agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. See Note 5 for additional information on securities financing arrangements.

Other Receivables and Payables-Customers and Brokers and Dealers Balances

Customers and brokers and dealers securities transactions are recorded on a settlement date basis. Receivables from and payables to customers and brokers and dealers include amounts due on cash and margin accounts, primarily comprised of margin loans and client cash balances held by the Company. In accordance with Rule 15c3-3 of the Securities Exchange Act, client cash and margin balances are classified as customer or non-customer and are recorded in receivables from and payables to customers or brokers and dealers, respectively.

Receivables from and payables to brokers and dealers also include amounts due on clients' futures accounts and unsettled trades (e.g., failed to deliver and failed to receive). In addition, receivables from brokers and dealers reflect customer related cash held in omnibus accounts, net of omnibus financing transactions.

Customer and broker and dealer margin loan transactions are those in which the Company makes a loan to a client to finance the client's purchase of securities. These transactions are conducted through margin accounts. In these transactions, the customers and brokers and dealers are required to post collateral in excess of the value of the loan and the collateral must meet marketability criteria. Collateral is valued daily and must be maintained over the life of the loan. Given that these loans are fully collateralized by marketable securities, credit risk is negligible and allowance for loan losses is immaterial. The collateral maintenance provisions consisting of daily margining of collateral is expected to be maintained into the foreseeable future. The expected losses are assumed to not have a material impact to the Balance Sheet as of December 31, 2022, and there was no allowance for credit losses recorded.

Securities owned by customers and brokers and dealers, including those that collateralize margin loans or other similar transactions, are not reflected on the Balance Sheet of the Company.

Other Receivables and Payables-Interest and Other

Interest and other receivables include interest receivable on customers and brokers and dealers margin account balances and securities financing transactions. The Company performs qualitative analyses, using current economic conditions to estimate any expected credit losses which is recorded as a contra asset of the financial asset. The allowance for expected credit loss is not material. Also included are commissions and fees to be collected from clients, receivables from dividends and other receivables. Interest and other payables primarily includes interest payable on client margin account balances and securities financing transactions. Also included are amounts payable for dividends, taxes, exchange fees, and accrued expenses.

Other Payables-Loans Due to Affiliates

The Company maintains multiple unsecured revolving senior credit facilities with three affiliates, Bank of America & NB Holdings to meet funding needs. See Note 3 for more information.

Goodwill

Goodwill is the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment.

The Company assesses its fair value against its carrying value, including goodwill, as measured by equity. In performing its goodwill impairment testing, the Company first assesses qualitative factors to determine whether it is more likely than not that the Company's fair value is less than its carrying value. Qualitative factors include, among other things, macroeconomic conditions, industry and market considerations, financial performance and other relevant entity specific considerations. If the Company concludes it is more likely than not that its fair value is less than its carrying value, a quantitative assessment is performed. The Company has an unconditional option to bypass the qualitative assessment in any period and proceed directly to performing the quantitative goodwill impairment test. The Company may resume performing the qualitative assessment in any subsequent period.

When performing the quantitative assessment, if the Company's fair value exceeds its carrying value, goodwill would not be considered impaired. If the carrying value of the Company exceeds its fair value, a goodwill impairment loss would be recognized for the amount by which equity exceeds its fair value. An impairment loss recognized cannot exceed the amount of the Company's goodwill. An impairment loss establishes a new basis in the goodwill, and subsequent reversals of goodwill impairment losses are not permitted under applicable accounting guidance.

The Company completed its annual goodwill impairment test as of June 30, 2022 using a qualitative assessment. Based on the results of the annual goodwill impairment test, the Company determined there was no impairment.

Other Assets
Other assets consist primarily of equipment and other investments and receivables.

Depreciation is computed using the straight-line method. Equipment is depreciated over its estimated useful life.

Subordinated Borrowings
Funding is obtained through loans from NB Holdings. See Note 6 for more information.

3. **Related Party Transactions**

The Company has entered into various transactions with BofAS, Bank of America, NB Holdings, and other companies affiliated by common ownership.

The Company enters into receivables under resale agreements and securities borrowed transactions with affiliates to satisfy the reserve requirements of SEA Rule 15c3-3, to meet daily margin and clearing fund requirements at clearing organizations, to facilitate the settlement of short sale transactions by clients, and to maintain liquidity.

In addition, the Company maintains omnibus and settlement accounts at BofAS to facilitate the clearing, settlement, custody, and financing of clients' securities and futures transactions. These account balances are included within *Other Receivables - Brokers and Dealers*.

Related party payables primarily consist of securities loaned transactions with BofAS and other affiliates to finance client activities, unsecured lines of credit (described below), subordinated borrowings with NB Holdings (see Note 6 for more information), and other payables to affiliates, which includes income taxes. It also includes omnibus accounts maintained at BofAS, which are included within *Other Payables - Brokers and Dealers.*

The Company has established unsecured borrowing agreements with Bank of America and NB Holdings in the normal course of business. Amounts outstanding under these arrangements are included within *Loans due to affiliates* on the Company's Balance Sheet. The arrangements are summarized below:

The Company has a $1.5 billion committed six month revolving senior unsecured line of credit with NB Holdings. Interest on this line of credit is based on prevailing short-term market rates. This facility will mature on August 1, 2023 and will automatically be extended semi-annually unless specific actions are taken 180 days prior to the maturity date. At December 31, 2022, there was no amount outstanding on this line of credit.

The Company has a $32 billion uncommitted six month revolving senior unsecured line of credit with NB Holdings. Interest on this line of credit is based on prevailing short-term market rates. This facility will mature on August 1, 2023 and will automatically be extended semi-annually unless specific actions are taken 180 days prior to the maturity date. At December 31, 2022, $10.8 billion was outstanding on this line of credit.

The Company has a $1 billion uncommitted six month revolving senior unsecured line of credit with Bank of America. Interest on this line of credit is based on prevailing short-term market rates. This facility will mature on August 1, 2023 and will automatically be extended semi-annually unless specific actions are taken 180 days prior to the maturity date. At December 31, 2022, $1 million was outstanding on this line of credit.

The Company has a $2.2 billion committed intra-day unsecured line of credit with Bank of America, National Association ("BANA"). The intraday liquidity is provided through daylight overdraft of the demand deposit accounts held by the Company at BANA. At December 31, 2022, there was no amount outstanding on this line of credit.

The Company has a $1.3 billion uncommitted intra-day unsecured line of credit with Bank of America, National Association ("BANA"). The intraday liquidity is provided through daylight overdraft of the demand deposit accounts held by the Company at BANA. At December 31, 2022, there was no amount outstanding on this line of credit.

The following tables summarize related party balances included in the respective Balance Sheet statement captions.

(Dollars in thousands)		
Assets:		
Cash	$	1,553
Receivables under resale agreements		32,905,850

Receivables under securities borrowed transactions		47,628,613
Receivables from brokers and dealers		8,119,414
Interest and other		233,131
	$	88,888,561
Liabilities:		
Payables under securities loaned transactions	$	20,809,497
Payable to brokers and dealers		306,866
Loans due to affiliates		11,032,816
Interest and other		227,232
Subordinated borrowings		5,000,000
	$	37,376,411

4.   **Trading Activities**

In connection with its prime brokerage business, the Company's trading activities consist primarily of the clearance, settlement, and financing of clients' securities and futures transactions.

Trading Risk Management

Trading activities subject the Company to market and credit risks. These risks are managed in accordance with Bank of America's established risk management policies and procedures. Bank of America's risk management structure as applicable to the Company is described below.

Global Risk Management is responsible for providing senior management with a clear and comprehensive understanding of the trading risks to which Bank of America is exposed. These responsibilities include owning the market risk policy, developing and maintaining quantitative risk models, calculating aggregated risk measures, establishing and monitoring position limits consistent with risk appetite, conducting daily reviews and analysis of trading inventory, approving material risk exposures and fulfilling regulatory requirements.

Bank of America conducts its business operations through many subsidiaries. The subsidiaries are established to fulfill a wide range of legal, regulatory, tax, licensing and other requirements. As such, to ensure a consistent application of minimum levels of controls and processes across its subsidiaries, Bank of America has in place a Subsidiary Governance Policy, to which the Company complies. This policy outlines the minimum required governance, controls, management reporting, financial and regulatory reporting and risk management practices for Bank of America's subsidiaries.

Market Risk

Market risk is the risk that changes in market conditions may adversely impact the value of assets or liabilities.

The majority of this risk is generated by the services the Company provides to its prime brokerage clients, including margin lending and securities financing. In addition, the value of assets and liabilities could change due to market liquidity, correlations across markets and expectations of market volatility. The Company seeks to manage these risk exposures by using a variety of techniques that encompass a broad range of financial instruments.

Market Liquidity Risk

Market liquidity risk represents the risk that the level of expected market activity changes dramatically and, in certain cases, may even cease. This exposes the Company to the risk that the Company will not be able to transact business in an orderly manner, which may impact results. This impact could be further exacerbated if expected hedging or pricing correlations are compromised by disproportionate demand or lack of demand for certain instruments.

Liquidity Risk

Liquidity risk is the risk of inability to meet expected or unexpected cash flow and collateral needs while continuing to support the Company's business and customer needs, under a range of economic conditions. The Company's primary liquidity risk management objective is to meet all contractual and contingent financial obligations at all times, including during periods of stress. To achieve that objective, the Company analyzes and monitors its liquidity risk under expected and stressed conditions, maintains liquidity and access to diverse funding sources and seeks to align liquidity-related incentives and risks.

Liquidity is defined as readily available assets, limited to cash and high-quality, liquid, unencumbered securities that the Company can use to meet contractual and contingent financial obligations as those obligations arise. As of December 31, 2022, the Company maintains unencumbered securities, including securities purchased under resale agreements, sufficient to meet its liquidity needs.

In addition, the Company is supported through committed and uncommitted borrowing arrangements with various affiliates (see Note 3 for more information).

Interest Rate Risk

Interest rate risk represents exposures to instruments whose values vary with the level or volatility of interest rates. The Company's exposure to changes in interest rates arises primarily in connection with financing client transactions. The Company's earnings are not significantly exposed to interest rate movements due to the short-term nature of these exposures; additionally, the benchmark interest rates on the Company's interest bearing assets and liabilities are generally matched.

Foreign Exchange Risk

Foreign exchange risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments and future cash flows denominated in currencies other than the U.S. dollar. The type of instruments exposed to this risk primarily includes foreign currency denominated margin loans and client cash balances. Hedging instruments used to mitigate this risk includes foreign currency denominated debt and foreign exchange spot contracts.

Counterparty Credit Risk

The Company is exposed to risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company clears, settles, and finances various customer and brokers and dealers securities and futures transactions. These activities may expose the Company to default risk arising from the potential that a client, or counterparty may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its customers, brokers and dealers or counterparties. The Company seeks to control the risks associated with its customer and brokers and dealers' margin activities by requiring customers and brokers and dealers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to clients related to unsettled transactions (i.e., failed to receive) are recorded at the amount for which the securities were acquired, and are paid upon receipt of the securities from the counterparty. In the case of aged securities failed to receive, the Company may purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentrations of Credit Risk
The Company's exposure to credit risk associated with its prime brokerage activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

Concentration of Risk to the U.S. Government and its Agencies
At December 31, 2022, the Company's significant concentration of credit risk was with the U.S. Government and its agencies. The Company's indirect exposure primarily results from maintaining U.S. Government and agencies securities as collateral for resale agreements and margin loans. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral as of December 31, 2022 totaled $38.5 billion, which was primarily received from affiliated companies.

5. **Securities Financing Transactions**
The Company enters into resale agreements, securities borrowed and securities loaned transactions, which are all transacted with affiliates, primarily to meet the financing needs of its clients, to satisfy daily margin and clearing fund requirements of clearing organizations, to meet its regulatory reserve requirements under SEA Rule 15c3-3, and to maintain liquidity.

Collateral Received and Pledged
The Company receives securities, including U.S. Government and agency securities, corporate debt, and equity securities as collateral in connection with resale agreements, securities borrowed transactions, and client margin loans. Under most agreements, the Company is permitted to sell or repledge the securities received (e.g., to use these securities to secure repurchase agreements, enter into securities lending transactions or to deliver these securities to counterparties in order to settle client short sale transactions).

At December 31, 2022, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $259.9 billion, of which $148.2 billion was received

from affiliated companies. The fair value of these securities that had been sold or repledged was $232.3 billion, of which $111.5 billion have been sold or repledged to affiliated companies.

Offsetting of Securities Financing Agreements

All resale activities are transacted with affiliates and are under legally enforceable master repurchase agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held.

All securities borrowing and lending activities are transacted with affiliates and are under legally enforceable master securities lending agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. When eligible, the Company offsets securities borrowing and lending transactions with the same counterparty on the Company's Balance Sheet where it has such legally enforceable master netting agreement and the transactions have the same maturity date.

The table below presents the securities financing agreements included on the Company's Balance Sheet at December 31, 2022. Balances are presented on a gross basis, prior to the application of counterparty netting. Gross assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements.

The column entitled "Financial Instruments" in the tables below includes securities collateral received or pledged under securities financing agreements where there is a legally enforceable master netting agreement. These amounts are not offset on the Balance Sheet but are shown as a reduction to the net Balance Sheet amount in the table to derive a net asset or liability.

(Dollars in thousands)

	Assets				
	December 31, 2022				
	Gross Assets	Amounts Offset	Net Balance Sheet Amount	Financial Instruments [1]	Net Asset
Receivable under resale agreements - BofAS	$ 32,905,850	$ —	$ 32,905,850	$ (31,925,102)	$ 980,748
Receivable under securities borrowed transactions	116,571,439	(68,942,826)	47,628,613	(47,318,646)	309,967
Total	$ 149,477,289	$ (68,942,826)	$ 80,534,463	$ (79,243,748)	$ 1,290,715

	Liabilities				
	December 31, 2022				
	Gross Liabilities	Amounts Offset	Net Balance Sheet Amount	Financial Instruments [1]	Net Liability
Payables under securities loaned transactions	$ 89,752,323	$ (68,942,826)	$ 20,809,497	$ (20,766,475)	$ 43,022
Total	$ 89,752,323	$ (68,942,826)	$ 20,809,497	$ (20,766,475)	$ 43,022

1) These amounts are limited to the securities financing asset/liability balance and accordingly, do not include excess collateral received/pledged.

Securities Loaned Transactions Accounted for as Secured Borrowings

All of the Company's securities loaned transactions are contractually overnight or continuous (i.e., no stated term) and transacted with affiliates. Certain agreements contain a right to substitute collateral and/or terminate the agreement prior to maturity at the option of the Company or the counterparty. The table below presents securities loaned transactions by class of collateral pledged.

(Dollars in thousands)

Class of collateral pledged		December 31, 2022
U.S. government and agencies	$	9,463
Corporate securities and other		128,464
Equities		89,614,396
Total	**$**	**89,752,323**

For securities loaned transactions, the Company receives collateral in the form of cash. The collateral is generally valued daily based on the market value of the securities loaned and the Company may receive or return collateral pledged, when appropriate.

6. Subordinated Borrowings and Other Financing

At December 31, 2022, the Company had a committed revolving subordinated line of credit with NB Holdings, which has been approved for regulatory capital purposes, and bears interest at a variable rate based on the overnight Secured Overnight Financing Rate ("SOFR") plus a market-based spread. The Company's revolving subordinated line of credit agreement contains a provision that automatically extends the loan's maturity by one year unless specified actions are taken 390 days prior to the maturity date.

The following table summarizes subordinated borrowings as of December 31, 2022:

(Dollars in millions)

	Maturity	Amount Outstanding	Total Credit Facility
Revolving Subordinated Line of Credit	March 20, 2024	$ 5,000	$ 8,500

The Company obtains letters of credit ("LOCs") from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. LOCs totaled $15 million at December 31, 2022. There were no funds drawn under the LOCs at December 31, 2022.

7. Stockholders' Equity

The Company is authorized to issue 10,000 shares of $1 par value non-voting preferred stock, with a liquidation preference of $1,000, and 50,000 shares of $1 par value common stock. The common stock of the Company is entirely held by BofAS. During the period ended December 31, 2022, the Company issued 50 shares of preferred stock of the Company. The Company pays annual dividends

to its preferred shareholders, which are certain clients of the Company. At December 31, 2022, there were 1,215 preferred and 2,000 common shares issued and outstanding.

8. **Commitments, Contingencies and Guarantees**

Litigation
In the ordinary course of business, the Company is occasionally a defendant in or party to pending and threatened legal actions and proceedings. In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company cannot predict what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. As a matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. Once the loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Company will establish an accrued liability. At December 31, 2022, the Company did not have an accrued liability for litigation nor regulatory matters.

Commitments
The Company has conditional commitments under which it would provide additional financing to certain counterparties. Such commitments aggregated $0.5 billion as of December 31, 2022, and would expire within twelve months after certain specified conditions are met. As of December 31, 2022, none of the specified conditions were met that would require the Company to provide additional financing.

Guarantees
The Company is a member of various securities and derivative exchanges and clearinghouses. As a member, the Company may be required to pay a pro-rata share of the losses incurred by some of these organizations as a result of another member's default and under other loss scenarios. The Company's potential obligations may be limited to its membership interests in such exchanges and clearinghouses, to the amount (or multiple) of the Company's contribution to the guarantee fund or, in limited instances, to the full pro-rata share of the residual losses after applying the guarantee fund. The Company's maximum potential exposure under these membership agreements is difficult to estimate; however, the potential for the Company to be required to make these payments is remote.

In connection with its prime brokerage and clearing businesses, the Company performs securities clearance and settlement services with other brokerage firms and clearinghouses on behalf of its clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities transactions. The Company's obligations in this respect are secured by the assets in the clients' accounts and the accounts of their customers as well as by any proceeds received from the transactions cleared and settled by the Company on behalf of clients or their customers. The Company's maximum potential exposure under these arrangements is difficult to estimate; however, the potential for the Company to incur material losses pursuant to these arrangements is remote.

9.   **Income Taxes**

The Company did not have any UTBs at December 31, 2022.

The Company files income tax returns in numerous state and local jurisdictions each year. The Internal Revenue Service ("IRS") and other tax authorities in states and cities in which the Company has significant business operations, examine tax returns periodically (continuously in some jurisdictions). The table below summarizes the status of significant tax examinations, by jurisdiction, for the Company as of December 31, 2022.

Jurisdiction	Years under examination[1]	Status at December 31, 2022
United States	2017-2021	Field Examination
California	2012-2014	Appeals
California	2015-2017	Field Examination
California	2018-2020	To begin in 2023
New York	2019-2021	To begin in 2023

[1] *All tax years subsequent to the above years remain open to examination.*

As of December 31, 2022, the Company did not have an accrual for interest and penalties that related to income taxes, net of taxes and remittances.

Current income taxes are recorded as income tax payable due to affiliate, which are included on the Balance Sheet within *Interest and other payables*. Significant components of the Company's deferred tax assets as of December 31, 2022 are presented below.

(Dollars in thousands)

		December 31, 2022
Deferred tax assets		
Accrued expenses	$	231
Loss carryforwards		63
Gross deferred tax assets		294
Valuation allowance		(4)
Total deferred tax assets, net of valuation allowance		290
Deferred tax liabilities		
Other		(2)
Total deferred tax liabilities		(2)
Net deferred tax asset	$	288

At December 31, 2022, the Company had U.S. state NOLs and U. S. state capital loss carryforwards, before considering the benefit of federal deductions, of approximately $74 thousand. The related valuation allowance for U.S. states was approximately nil. Expiration of these losses begins in 2022.

At December 31, 2022, the Company had a current income tax payable due to its affiliates of approximately $123 million as a result of its inclusion in consolidated, combined, and unitary tax return filings with Bank of America as determined under the intercompany tax allocation agreements with Bank of America.

10.   **Subsequent Events**

ASC 855, *Subsequent Events*, requires the Company to evaluate whether events, occurring after the Balance Sheet date but before the date the Balance Sheet is available to be issued, require accounting as of the Balance Sheet date, or disclosure in the Balance Sheet. The Company has evaluated subsequent events through the date of issuance.

On January 30, 2023 holders of the Company's 5% preferred stock were notified of a share redemption effective March 1, 2023. The vast majority of the capital provided by the 5% preferred is expected to be replaced by shares of floating rate preferred stock to be issued by the Company.

In February 2023, the maturities of all the Company's existing revolving senior unsecured lines of credit with Bank of America and NB Holdings, were extended to February 1, 2024.

On February 24, 2023, the maturity of the Company's existing committed revolving subordinated line of credit with NB Holdings was extended to March 20, 2025.

There were no other material subsequent events which affected the amounts or disclosures in the Balance Sheet through March 1, 2023, which is the issuance date of the Balance Sheet.

11.   **Regulatory Requirements**

SEC Uniform Net Capital Rule

As a registered broker-dealer and futures commission merchant, the Company is subject to the net capital requirements of the Securities Exchange Act of 1934 Rule 15c3-1 ("SEA Rule 15c3-1") and CFTC Regulation 1.17. The Company has elected to compute the minimum capital requirement in accordance with the "Alternative Standard" as permitted by SEA Rule 15c3-1.

In accordance with the Alternative Standard, the Company is required to maintain net capital in excess of $1.5 million or two percent of aggregate debit items, computed in accordance with the Formula for Determination of Customer Account Reserve Requirements of Brokers and Dealers, which was $1.4 billion. In addition, the Company was also subject to the CFTC minimum net capital requirement of $138 million.

At December 31, 2022, the Company's regulatory net capital as defined by SEA Rule 15c3-1 was $7.5 billion and exceeded the minimum requirement of $1.4 billion by $6.1 billion.

SEC Customer Protection Rule
The Company is also subject to SEA Rule 15c3-3, which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2022, the Company had $4.4 billion of U.S. Government securities segregated in a special reserve bank account.

As a clearing broker and in accordance with SEA Rule 15c3-3, the Company computed a reserve requirement for the proprietary accounts of broker dealers. As of December 31, 2022, the Company had $7.4 billion of U.S. Government securities segregated in a special reserve bank account for such requirement.

Commodity Exchange Act ("CEA") - Regulated Commodities

As a futures commission merchant, in accordance with the CEA, the Company is required to segregate and hold in separate accounts all monies, securities, and property received to margin and to guaranty or secure the trades or contracts of customers in regulated commodities. As of December 31, 2022, for customers trading on U.S commodity exchanges, pursuant to Section 4d(2) of the CEA, segregated funds exceeded such requirement by $872 million.

The company prepares SEC Form X-17A-5, FOCUS Report, Part II. The following is a summary of certain financial information of the Company:

(Dollars in thousands)

	Stand alone FOCUS	Adjustments[1]	MLPCC
Total Assets	$ 102,565,290	$ (21,795)	$ 102,543,495
Total Liabilities	$ 98,425,777	$ (21,795)	$ 98,403,982
Stockholders' Equity	4,139,513	—	4,139,513
Total Liabilities & Stockholders' Equity	$ 102,565,290	$ (21,795)	$ 102,543,495

[1] Adjustment for other assets and other liabilities